Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Administrative Committee
ATOFINA Capital Accumulation Plan:

We consent to the incorporation by reference in the Registration Statement (No. 2-89230) on Form S-8 of TOTAL S.A. (filed by Petrofina) of our report dated June 23, 2004, with respect to the statements of net assets available for plan benefits of ATOFINA Capital Accumulation Plan as of December 31, 2003 and 2002, the statements of changes in net assets available for plan benefits for the years then ended and the supplemental schedule H, line 4i — schedule of assets (held at end of year) as of December 31, 2003, which report appears in the December 31, 2003 Annual Report on Form 11-K of ATOFINA Capital Accumulation Plan.

/s/ KPMG LLP

Houston, Texas
June 23, 2004